Exhibit 3.2

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE HOWARD HUGHES CORPORATION

FIRST. The name of the corporation is THE HOWARD HUGHES CORPORATION.

SECOND. The Registered Office in the state of Delaware is located at 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The Registered Agent at that address is Corporation Service Company.

THIRD. The purpose of The Howard Hughes Corporation (the “Corporation”) is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of common stock having the par value of $0.01 per share (“Common Stock”).

A holder of shares of Common Stock shall be entitled to one vote for each and every share of Common Stock standing in such holder’s name in the books of the Corporation.

FIFTH. The number of directors shall be fixed from time to time exclusively by the Board of Directors of the Corporation pursuant to a resolution adopted by a majority of the directors then in office.

Each director shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation, disqualification, disability or removal.

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

SEVENTH. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH, in respect to any matter occurring, or any cause of action, suit or claim that, but for this Article SEVENTH would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH. Any act or transaction by or involving the Corporation, other than the election or removal of directors of the Corporation, that requires for its adoption under the DGCL or this Third Amended and Restated Certificate of Incorporation the approval of the stockholders of the Corporation shall, in accordance with Section 251(g) of the DGCL, require, in addition, the approval of the stockholders of Howard Hughes Holdings Inc., a Delaware corporation (or any successor thereto by merger), by the same vote as is required by the DGCL and/or this Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer on August 11, 2023.

THE HOWARD HUGHES CORPORATION

/s/ David O'Reilly
Name: David O'Reilly
Title: Chief Executive Officer

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